Annual Report

SEPTEMBER 30, 2008

Waddell & Reed Advisors Global Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Global Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Global Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2008



DEAR SHAREHOLDER:

Not since the founding of Waddell & Reed more than 70 years ago have investors faced so many challenges in such a short period of time. In a single calendar quarter, this country's largest savings and loan, its largest insurance company, its two largest mortgage providers, its largest brokerage firm and a leading commercial bank all either were the subject of a takeover, bailout or failure. On top of that, some money market funds in the industry have been unable to maintain a $1 a share net asset value. A severe credit crunch has taken hold.

Confidence has been shaken in bond and stock markets around the globe, and mutual fund returns of the past year reflect the emotional insecurity that comes with hard times. Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 2008 fiscal year. For the 12 months ended September 30, 2008, the Citigroup Broad Investment Grade Index rose 4.48 percent. U.S. Treasuries performed especially well for the period. However, September 2008 was the worst month for U.S. corporate bonds in more than two decades.

Can we learn from history?

While unusual in modern times, a rapidly unfolding financial panic is nothing new in American history. In fact, prior to the creation of the Federal Reserve bank system in 1912, the U.S. experienced seven major financial crises between 1819 and 1907. In some respects, some of the same issues that plague us today – fallout from excessive commodity and property speculation, war-related debt and populist dislike of government bailouts – parallel the challenges that generations past have had to deal with. Our leaders met these problems successfully, though very often not promptly.

For example, history judged President Martin Van Buren harshly for failing to take timely steps to limit economic damage from the Panic of 1837, which occurred just five weeks after he took office. The ensuing depression lasted for six years, and out of 850 banks in the United States at the time, 343 closed entirely and 62 failed partially. We hope Washington can learn from the many lessons of history and take appropriate and rapid action to revive credit markets and restore investor faith.

A need for global leadership

We believe that today's U.S. government safety nets and financial safeguards – including the Fed, deposit insurance on bank accounts, unemployment insurance, municipal bond default insurance and social security – are likely to help cushion the effects of the economic downturn that our country appears to face in the coming months. However, the scope of the current financial crisis is global, and this is a new phenomenon. It is one that we think may require coordinated central bank and fiscal policy action from Brussels to Beijing to

Economic Snapshot		
	9-30-2008	9-30-2007
U.S. unemployment rate	6.10%	4.70%
Inflation (U.S. Consumer Price Index)	4.90%	2.80%
U.S. GDP	–0.30%	3.90%
30-year fixed mortgage rate	5.82%	6.28%
Oil price per barrel	$100.64	$81.66

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

resolve. It will likely test whether we are becoming one world that can act together for the common good, or one where national trade supremacy, resource hoarding and/or parochial political interests take precedence.

For many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table to the left, the U.S. economy at Sept. 30, 2008 is not in as good a shape as it was 12 months earlier. The unemployment rate is higher. The economy has contracted.

We believe that the investing and economic climate will get better in time, although not right away. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Managers' Discussion of Global Bond Fund

September 30, 2008




Below, Mark G. Beischel, CFA, and Daniel J. Vrabac, portfolio managers of the Waddell & Reed Advisors Global Bond Fund, Inc., discuss the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2008. Mr. Vrabac, who has 29 years of industry experience, returned as co-manager on Sept. 3, 2008. Mr. Vrabac had been a manager of the Fund from September 2000 through March 2007. Mr. Beischel has been a manager of the Fund for six years and has 15 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

Fiscal year performance	
For the 12 Months Ended September 30, 2008	
Waddell & Reed Advisors Global Bond Fund, Inc., Class A	0.52%
(Class A shares at net asset value)	
Benchmark(s)/Lipper Category	
Lehman Brothers U.S. Dollar-Denominated Universal Index	2.34%
(reflects the performance of securities generally representing the world's bond markets)	
Lipper Global Income Funds Universe Average	−2.34%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

In September 2008 Lehman Brothers Holdings Inc. filed for bankruptcy and Barclays Capital agreed to buy Lehman's index research business. A transaction may result in a name change to the Fund's benchmark.

The Fund did well relative to its Lipper peer group this past fiscal year primarily because of its exposure to non-U.S. dollar securities and short duration in its credit exposure. The fiscal year amounted to a tale of two different halves that led to the relative out performance versus the Lipper Global Income Funds Universe Average. We did not do as well as the unmanaged benchmark in part because the index contained a greater proportion of longer maturity securities than the Fund, and some of these performed especially well during the past fiscal year.

From August 2007 through the middle of July 2008, the U.S. dollar weakened versus most major currencies. During that same time period global interest rates declined and credit conditions deteriorated. The weakness in the dollar allowed the Fund to outperform its Lipper peer group but the Fund's overall shorter duration limited the available gains from the rally in interest rates. From July 2008 through August 2008, the Fund continued this outperformance even as the U.S. dollar reversed its decline and credit spreads continued to widen. The Fund limited its potential losses in its foreign currency exposure by hedging back into the U.S. dollar. Additionally, the Fund's shorter duration in credit helped to mitigate the losses incurred by the massive widening in spread product over the course of this time period.

September market stress

More than a year since the credit crisis first struck, it is clear that many markets are still not functioning normally. This year has witnessed the takeover, bailout or failure of government agencies (Fannie Mae and Freddie Mac), mortgage originators (Countrywide Financial Corporation and Washington Mutual, Inc.), Wall Street investment banks (The Bear Stearns Companies Inc. and Lehman Brothers Holdings Inc.), regional banks (Wachovia Corporation) and international insurance firms (American International Group, Inc.). By all measures of liquidity, including LIBOR rates, commercial paper rates and one-month U.S. Treasury bill rates, the markets are signaling stress. Credit continues to deteriorate as shown by spreads in investment grade, high yield and emerging market indexes. Many financial institutions are still staggering under the weight of assets that could leave them with more losses to absorb and more capital to raise.

On top of these concerns, we feel the U.S. economy is now nearing a vulnerable stage. An important support for the economy of late has been the fiscal injection, especially the tax rebate element. The handout, which amounted to some $100 billion, was a one-off affair. Going forward it is likely that the volume of consumer spending will at best grow slowly, and perhaps contract outright. Housing market indicators show that prices in major U.S. cities are down by an unsettling 16 percent from the previous year. Stabilization of this trend looks unlikely in the near term with higher mortgage interest rates fueled by refinancing strains, elevated inventories and a struggling U.S. consumer.

The international arena is not much better. Leading indicators like the German IFO (Information and Forschung Institute for Economic Research in Germany) index of business expectations has fallen to its lowest level since 1993. In Europe, monetary policy remains tight, with the European Central Bank signaling that rate cuts are not imminent. Higher interest rates in the Euro region and banks' reluctance to lend have driven up the cost of capital. The housing downturn has turned global with housing stock in France and Spain at record levels. In the UK, house prices are falling fast and the economic slowdown is clearly being felt in the labor market. A sharp decline in exports has been a major headwind to the Canadian economy. Non-commodity exports have been hit hard by the strength in the Canadian dollar and the marked slowdown in the U.S. economy. And finally, the Chinese macro risk has shifted from inflation to growth. We believe the Chinese economy should be able to weather the storm from the global slowdown; however, the high reliance on exports means the risk remains significant.

Portfolio Characteristics	
As of September 30, 2008	
Average maturity	3.36 years
Effective duration	1.84 years
Weighted average bond rating	A+

Information presented is for illustrative purposes only and is subject to change.

A major question: will foreigners buy more U.S. debt?

Given the extreme volatility and uncertainty regarding markets and the dollar, we have now hedged all but about nine percent of the Fund's currency exposure. As of Sept. 30, 2008, the currency exposure is 91 percent U.S. dollar, 4.5 percent Chinese Renminbi Yuan and 4.5 percent Swiss Franc. We feel the near-term direction of the dollar is highly uncertain. Should foreigners not participate to a great extent in the upcoming debt auctions, the dollar could decline significantly from its recent highs and resume its prior downtrend. However, if the rest of the world remains risk averse, the dollar could benefit from its "safe haven" status. We expect the dollar to stay firm amid rising financial market pressures, as high risk aversion and uncertainty over global growth have benefited the U.S. dollar. Investors are liquidating foreign positions and global demand for safe, liquid, short-dated U.S. dollar assets has risen simultaneously.

As for credit, we intend to continue to remain defensive and have structured the portfolio to invest in those securities that we feel will be able to maintain their value in a volatile environment. By maintaining a shorter duration it increases the turnover of the portfolio. We feel this benefits the investor two-fold:

(1) It may lessen the overall sensitivity to the deterioration in the credit market.

(2) It may allow the portfolio to reinvest the maturing paper at more attractive yields.

Our outlook

Over the next 12 months, we expect a slowing U.S. economy if not an outright recession as the consumer continues to get hit hard. This is due to the ongoing deleveraging that we feel must take place to correct imbalances in the economy. Unfortunately, deleveraging is neither painless nor easy, and we don't expect a rapid resumption of growth even after 12 months. We expect continued poor liquidity in financial markets and rising default rates into 2009 as credit growth drags during the deleveraging process. The government's $700 billion bailout of the banking sector will take a considerable period of time and be fraught with difficulties, in our opinion. Even if the immediate reaction is favorable, we feel the reality of the credit crunch will re-surface.

Our biggest concern overseas is with China. (Slowdowns in Europe and the UK are already fairly well-known.) There is growing evidence that the export slowdown is uncovering rather large problems in the Chinese banking system. However, we feel that China has plentiful reserves with which to handle the problem. Unfortunately, banking problems may continue to have a negative impact on their growth rate. The consensus is that China will grow at eight to nine percent in 2009, but the risk is that it falls below eight percent. The implication of a greater-than-expected decline in Chinese growth is how much it would impact the rest of the world. If China is forced to use reserves domestically instead of investing them in U.S. Treasuries, the impact on U.S. interest rates could be detrimental. Adding to the prior point, the continued destruction of the Fed's balance sheet and the yawning Federal deficits coming from all of the bailouts could very possibly call into question the market's commitment to the dollar.

There are always unknowns in the global economy and markets. However, we feel the size of the unknowns and their potential impact is greater now than at any time in at least 50 years. The UK and Europe will also be in a slowdown in the months ahead, and along with slower U.S. and Chinese growth this may have a negative impact on emerging market growth.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund's shares may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginne Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entites to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

Comparison of Change in Value of $10,000 Investment

——————	Waddell & Reed Advisors Global Bond Fund, Inc., Class A Shares[1]	$14,465
– – –	Lehman Brothers U.S. Dollar-Denominated Universal Index	$16,902
- - - - - - -	Lipper Global Income Funds Universe Average	$16,158



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-08	−5.26%	−4.20%	−0.06%	0.88%
5-year period ended 9-30-08	3.55%	3.53%	3.84%	5.20%
10-year period ended 9-30-08	3.76%	—	—	4.76%
Since inception of Class[3] through 9-30-08	—	3.51%	3.55%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of five percent and one percent, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-6-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Performance data quoted represents periods prior to changes in the Fund's name, strategies and policies (effective September 18, 2000). Prior to September 18, 2000, the Fund sought to achieve its goals by investing primarily in junk bonds, with minimal investment in foreign securities. Accordingly, the performance information above for periods prior to that date reflects the operation of the Fund under its former investment strategies and related policies.

Illustration of Fund Expenses

GLOBAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 946.00	1.19%	$ 5.74
Class B	1,000	939.60	2.04	9.89
Class C	1,000	942.20	1.97	9.61
Class Y	1,000	947.70	0.82	3.99
Based on 5% Return[2]				
Class A	$1,000	$1,019.06	1.19%	$ 5.96
Class B	1,000	1,014.79	2.04	10.28
Class C	1,000	1,015.13	1.97	9.97
Class Y	1,000	1,020.89	0.82	4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2008, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GLOBAL BOND FUND

Portfolio Highlights

On September 30, 2008, Waddell & Reed Advisors Global Bond Fund, Inc. had net assets totaling $581,586 (in thousands) invested in a diversified portfolio of:

34.12%	Foreign Corporate Debt Securities
27.42%	Other Government Securities
11.06%	Domestic Corporate Debt Securities
9.38%	United States Government Agency Obligations
8.90%	United States Government Obligations
8.11%	Cash and Cash Equivalents
1.01%	Senior Loans

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Other Government Securities	$27.42
Financials Bonds.	$14.88
United States Government Agency Obligations	$ 9.38
United States Government Obligations . .	$ 8.90
Cash and Cash Equivalents	$ 8.11
Consumer Staples Bonds	$ 7.02
Utilities Bonds	$ 6.96
Industrials Bonds.	$ 6.60
Materials Bonds	$ 3.33
Consumer Discretionary Bonds	$ 3.19
Energy Bonds	$ 2.35
Senior Loans	$ 1.01
Miscellaneous Bonds[1].	$ 0.85

(1)Includes $0.68 Health Care Bonds and $0.17 Information Technology Bonds.

Quality Weightings

On September 30, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



	Investment Grade	
	AAA	45.28%
	AA	1.35%
	A	5.85%
	BBB	17.12%
	Non-Investment Grade	
	BB	15.43%
	B	4.24%
	Below B	0.35%
	Non-Rated	2.27%
	Cash and Cash Equivalents	**8.11%**

Ratings reflected in the wheel are taken from Standard & Poor's and Moody's.

Country Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund was invested in geographic regions as follows:



	North America	**$39.56**
■	United States	$30.34
■	Canada	$ 5.56
■	Mexico	$ 3.66
	Europe	**$33.76**
■	Germany	$ 8.10
■	United Kingdom	$ 6.61
■	Other Europe[1]	$ 6.02
■	Russia	$ 4.93
■	Switzerland	$ 4.75
■	France	$ 3.35
■	**Cash and Cash Equivalents**	**$ 8.11**
■	**Pacific Basin**[2]	**$ 7.54**
	South America	**$ 6.32**
■	Brazil	$ 4.13
■	Other South America[3]	$ 2.19
■	**Bahamas/Caribbean**[4]	**$ 2.51**
■	**Other**[5]	**$ 2.20**

(1) Includes $0.27 Ireland, $1.57 Luxembourg, $1.49 Netherlands, $2.39 Norway and $0.30 Poland.

(2) Includes $0.67 Australia, $0.36 Burma, $1.22 China, $1.37 Hong Kong, $1.65 India, $0.68 Indonesia, $0.44 Singapore and $1.15 South Korea.

(3) Includes $1.23 Argentina and $0.96 Chile.

(4) Includes $0.60 Bermuda, $0.87 British Virgin Islands, and $1.04 Cayman Islands.

(5) Includes $0.87 Panama, $0.33 Supranational, and $1.00 United Arab Emirates.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.17%		
Raytheon Company,		
5.375%, 4–1–13	$1,000	$ 1,012
Agriculture – 1.03%		
Bunge Limited Finance Corp.,		
7.800%, 10–15–12	2,000	2,134
Ciliandra Perkasa Finance Company Pte. Ltd.,		
10.750%, 12–8–11	3,000	2,989
Independencia International Ltd.,		
9.875%, 5–15–15	1,000	825
		5,948
Automobile Mfg. / Vehicle Parts – 0.43%		
Hyundai Motor Company,		
5.300%, 12–19–08 (A)	2,500	2,505
Banking – 4.75%		
Banco BMG S.A.:		
8.750%, 7–1–10	1,088	1,045
8.750%, 7–1–10 (B)	1,333	1,280
9.150%, 1–15–16	500	440
9.150%, 1–15–16 (A)	500	480
Bank for Foreign Trade,		
7.000%, 4–13–09 (C)	RUB45,000	1,578
Export-Import Bank of Korea (The),		
5.500%, 10–17–12	$5,000	4,743
Hongkong and Shanghai Banking Corporation (The),		
5.000%, 8–29–49 (D)	2,500	2,025
ICICI Bank Limited:		
4.750%, 10–22–08	3,210	3,208
6.625%, 10–3–12 (B)	3,000	2,895
Industrial Development Bank of India Ltd.,		
5.125%, 12–23–09	1,800	1,700
PT Bank Rakyat Indonesia (Persero),		
7.750%, 10–30–13	1,500	1,494
Russian Standard Bank:		
7.500%, 10–7–10	2,750	1,760
7.500%, 10–7–10 (B)	1,000	700
Unibanco – Uniao de Bancos Brasileiros S.A.,		
7.375%, 12–15–13 (E)	2,700	2,693
VTB Capital S.A.,		
6.609%, 10–31–12 (A)	2,000	1,600
		27,641

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Beverage / Bottling – 2.91%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (C)	BRL6,050	$ 2,385
Companhia Brasileira de Bebidas,		
10.500%, 12–15–11	$2,000	2,200
Diageo Finance B.V.,		
5.500%, 4–1–13	1,000	1,006
Miller Brewing Company,		
5.500%, 8–15–13	3,300	3,376
Panamerican Beverages, Inc.,		
7.250%, 7–1–09	4,950	5,066
SABMiller plc,		
5.700%, 1–15–14	3,000	2,928
		16,961
Building Products – 0.30%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	2,000	1,760
Cable / Media – 1.06%		
America Movil, S.A. de C.V.,		
4.125%, 3–1–09	800	795
British Sky Broadcasting Group plc,		
8.200%, 7–15–09	4,200	4,319
EchoStar DBS Corporation,		
5.750%, 10–1–08	1,000	1,000
		6,114
Conglomerate / Diversified Mfg – 2.40%		
BAE Systems Holdings Inc.,		
4.750%, 8–15–10 (A)	6,000	6,089
Bombardier Inc.,		
6.750%, 5–1–12 (B)	6,000	5,760
Ingersoll-Rand Global Holding Company Limited,		
6.000%, 8–15–13	2,125	2,117
		13,966
Consumer Products – 0.88%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (B)	1,301	1,301
Coca-Cola HBC Finance B.V.,		
5.500%, 9–17–15	3,900	3,816
		5,117

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Products / Tobacco – 0.40%		
Central European Distribution Corporation,		
8.000%, 7–25–12 (A)(C).........................	EUR1,360	$ 1,742
Cosan S.A. Industria e Comercio,		
8.250%, 11–15–19 (E)	$1,000	600
		2,342
Diversified Telecom – 0.09%		
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	500	491
Electric – 2.48%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12	3,000	2,909
5.620%, 10–25–12 (B)	3,000	2,909
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	3,500	3,640
Korea Southern Power Co., Ltd.,		
5.375%, 4–18–13 (B)	2,000	1,946
Niagara Mohawk Power Corporation,		
7.750%, 10–1–08	3,000	3,000
		14,404
Energy – 0.33%		
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (B)	2,500	1,900
Finance Companies – 2.70%		
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (B)(D)	5,250	5,069
ISA Capital do Brasil S.A.,		
7.875%, 1–30–12 (B)	3,250	3,120
SLM Corporation,		
6.570%, 4–1–14 (D)	2,500	1,428
Toyota Motor Credit Corporation:		
6.750%, 9–21–09 (C)	NZD7,700	5,131
6.520%, 1–18–15 (D)	$1,000	935
		15,683

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Processors – 0.94%		
Bunge Limited Finance Corp.,		
4.375%, 12–15–08	$2,300	$ 2,297
Independencia International Ltd.,		
9.875%, 5–15–15 (B)	1,000	825
Sadia Overseas Ltd.,		
6.875%, 5–24–17	3,000	2,310
		5,432
Food Processors / Bev / Bottling – 0.69%		
Iansa Overseas Limited,		
7.250%, 7–28–12	4,250	4,016
Gas – Pipelines – 0.31%		
TransCapitalInvest Limited,		
6.103%, 6–27–12 (B)	2,000	1,821
Gas Pipe Lines – 0.24%		
Transportadora de Gas Del Sur S.A.,		
7.875%, 5–14–17 (B)	2,000	1,420
Health Care Facilities / Supplies – 0.68%		
HCA Inc.,		
9.125%, 11–15–14	2,000	1,945
HealthSouth Corporation,		
10.750%, 6–15–16	2,000	2,020
		3,965
Household Appliances – 0.33%		
Controladora Mabe, S.A. de C.V.,		
6.500%, 12–15–15 (A)	2,000	1,925
Leisure – 0.81%		
Royal Caribbean Cruises Ltd.,		
8.750%, 2–2–11	4,872	4,726
Machinery – 0.33%		
Controladora Mabe, S.A. de C.V.,		
6.500%, 12–15–15	2,000	1,925

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metals / Mining – 5.51%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	$3,600	$ 2,970
BHP Billiton Finance (USA) Limited,		
8.500%, 12–1–12	1,500	1,663
Evraz Group S.A.:		
8.875%, 4–24–13 (B)	5,000	3,800
8.250%, 11–10–15 (B)	3,000	2,160
Indo Integrated Energy B.V.,		
8.500%, 6–1–12	4,500	3,884
Noble Group Limited,		
6.625%, 3–17–15 (B)	2,500	1,829
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	3,500	3,254
Peabody Energy Corporation,		
6.875%, 3–15–13	3,750	3,619
Steel Capital (Severstal),		
8.625%, 2–24–09	3,000	2,905
Vedanta Resources plc:		
6.625%, 2–22–10	1,850	1,758
6.625%, 2–22–10 (B)	2,500	2,375
8.750%, 1–15–14	2,000	1,784
		32,001
Oil & Gas – 0.62%		
Pecom Energia S.A.,		
9.000%, 5–1–09	500	498
Premcor Refining Group Inc. (The),		
6.750%, 5–1–14	1,500	1,518
TNK-BP Finance S.A.,		
6.125%, 3–20–12	2,000	1,583
		3,599
Other Mortgage-Backed Securities – 0.01%		
Morgan Stanley Capital I Inc., Series 1998 XL2,		
6.170%, 10–3–34	69	69
Paper / Forest Products – 3.77%		
Celulosa Arauco y Constitucion S.A.,		
8.625%, 8–15–10	1,850	1,945
Empire Capital Resources Pte. Ltd.,		
9.375%, 12–15–11 (A)	2,500	2,575
International Paper Company:		
4.250%, 1–15–09	500	497
7.400%, 6–15–14	4,000	4,006

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper / Forest Products (Continued)		
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (A)	$5,500	$ 5,741
Sino-Forest Corporation:		
9.125%, 8–17–11	4,250	4,208
9.125%, 8–17–11 (B)	1,000	990
Weyerhaeuser Company,		
6.750%, 3–15–12	2,000	1,977
		21,939
Publishing – 0.98%		
Pearson Dollar Finance Two plc:		
5.500%, 5–6–13	2,000	2,023
5.500%, 5–6–13 (B)	3,000	3,002
Quebecor World Capital Corporation,		
4.875%, 11–15–08 (F)	2,000	610
		5,635
Railroads – 1.08%		
Kansas City Southern de Mexico, S.A. de C.V.,		
7.375%, 6–1–14	3,500	3,343
Union Pacific Corporation,		
3.875%, 2–15–09	3,000	2,956
		6,299
Real Estate Management & Development – 0.09%		
Shimao Property Holdings Limited,		
8.000%, 12–1–16 (B)	1,000	518
Securities – 0.11%		
Morgan Stanley,		
7.020%, 5–1–14 (D)	1,000	647
Service – Other – 1.42%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	4,000	3,910
Waste Management, Inc.,		
6.500%, 11–15–08	4,350	4,358
		8,268

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunications – 0.27%		
VIP Finance Ireland Limited,		
8.375%, 4–30–13 (B)	$2,000	$ 1,590
Tobacco – 0.86%		
Diageo Capital plc,		
5.200%, 1–30–13	5,000	4,976
Transportation – Other – 1.30%		
Noble Group Limited,		
8.500%, 5–30–13 (A)	5,000	4,125
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	3,800	3,458
		7,583
Trucking & Shipping – 0.16%		
Arpeni Pratama Ocean Line Investment B.V.,		
8.750%, 5–3–13 (A)	1,250	944
Utilities – 1.98%		
CESP – Companhia Energetica de Sao Paulo:		
9.750%, 1–15–15 (C)	BRL4,500	2,453
9.750%, 1–15–15 (A)(C).	6,400	3,377
Compania de Transporte de Energia Electrica en Alta		
Tension TRANSENER S.A.:		
8.875%, 12–15–16	$1,000	590
8.875%, 12–15–16 (B)	2,000	1,180
Hidroelectrica El Chocon S.A.,		
6.319%, 9–15–11 (D)	2,913	2,621
Hidroelectrica Piedra del Aguila S.A.,		
9.000%, 7–11–17 (A)	500	370
Majapahit Holding B.V.,		
7.250%, 10–17–11 (A)	1,000	950
		11,541
Utilities – Water – 0.68%		
Veolia Environnement,		
5.250%, 6–3–13	4,000	3,933

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless – 1.77%		
Mobile TeleSystems Finance S.A.,		
8.375%, 10–14–10	$3,500	$ 3,299
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (C)	RUB115,000	4,078
Open Joint Stock Company “Vimpel-Communications”,		
8.000%, 2–11–10	$3,125	2,927
		10,304
Wireless Telecommunication Service – 0.31%		
Sprint Capital Corporation,		
7.625%, 1–30–11	2,000	1,820
TOTAL CORPORATE DEBT SECURITIES – 45.18%		**$262,740**
(Cost: $284,602)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Australia – 0.39%		
Commonwealth of Australia Treasury Bonds,		
5.750%, 6–15–11 (C)	AUD2,800	$ 2,249
Canada – 4.46%		
Canadian Government Bond:		
4.000%, 9–1–10 (C)	CAD19,000	18,249
3.750%, 6–1–12 (C)	8,000	7,692
		25,941
France – 2.67%		
French Treasury Bond (OAT),		
4.000%, 10–25–09 (C)	EUR11,000	15,539
Germany – 8.10%		
Bundesobligation,		
3.250%, 4–9–10 (C)	23,500	32,954
Bundesschatzanweisungen Federal Treasury Notes,		
4.000%, 12–11–09 (C)	10,000	14,143
		47,097

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Mexico – 0.99%		
United Mexican States Government Bonds,		
9.000%, 12–24–09 (C)	MXN62,500	$ 5,771
Norway – 2.39%		
Norway Government Bonds:		
5.500%, 5–15–09 (C)	NOK26,000	4,411
6.000%, 5–16–11 (C)	53,800	9,512
		13,923
Russia – 0.58%		
Open Joint Stock Company “Russian Railroads”:		
6.670%, 1–22–09 (C)	RUB14,000	551
8.500%, 7–6–11 (C)	65,000	2,331
Russian Federation,		
8.250%, 3–31–10 (B)	$ 444	460
		3,342
Supranational – 0.33%		
European Bank for Reconstruction and Development,		
6.500%, 12–20–10 (C)	RUB50,000	1,899
Switzerland – 4.75%		
Switzerland Government Bonds,		
3.500%, 8–7–10 (C)	CHF30,000	27,631
United Kingdom – 2.76%		
United Kingdom Treasury,		
4.250%, 3–7–11 (C)	GBP9,000	16,068
TOTAL OTHER GOVERNMENT SECURITIES – 27.42%		**$159,460**
(Cost: $169,081)		

SENIOR LOANS		
Consumer Products		
Wm. Wrigley Jr. Company,		
0.000%, 7–17–14 (D)	$6,000	5,884
TOTAL SENIOR LOANS – 1.01%		**$ 5,884**
(Cost: $5,940)		

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only): (G)		
4.500%, 8–15–17	$ 1,463	$ 108
5.000%, 5–15–18	1,197	269
5.000%, 4–15–19	166	22
5.000%, 4–15–19	81	10
5.000%, 7–15–21	280	6
5.000%, 11–15–22	328	48
5.000%, 1–15–23	82	–*
5.500%, 3–15–23	149	29
5.000%, 4–15–23	1,345	39
5.000%, 5–15–23	149	23
5.000%, 8–15–23	114	18
5.500%, 11–15–23	139	4
5.500%, 11–15–23	2,450	48
5.500%, 2–15–24	1,422	235
5.000%, 6–15–24	5,078	202
5.500%, 9–15–24	252	9
5.000%, 9–15–24	545	17
5.500%, 4–15–25	852	87
5.500%, 4–15–25	51	2
5.000%, 9–15–25	1,041	31
5.500%, 10–15–25	1,610	338
5.000%, 2–15–26	1,915	86
5.000%, 4–15–26	1,138	52
5.000%, 10–15–28	446	64
5.000%, 8–15–30	5,861	470
5.000%, 10–15–30	1,250	280
5.500%, 3–15–31	141	15
5.500%, 10–15–32	3,232	547
5.500%, 1–15–33	903	207
5.500%, 5–15–33	2,425	545
Federal Home Loan Mortgage Corporation Fixed Rate		
Participation Certificates,		
4.500%, 10–1–35	10,046	9,519
Federal National Mortgage Association Agency		
REMIC/CMO,		
5.000%, 2–25–35	8,731	8,685

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

UNITED STATES GOVERNMENT **AGENCY OBLIGATIONS** (Continued)	**Principal**	**Value**
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only): (G)		
5.000%, 3–25–16	$ 793	$ 5
5.500%, 11–25–17	106	4
5.000%, 5–25–22	85	16
5.000%, 6–25–22	9,550	1,289
5.000%, 7–25–23	19,453	3,529
5.000%, 8–25–23	634	98
5.500%, 9–25–25	58	2
5.500%, 11–25–25	764	22
4.500%, 4–25–30	787	107
5.000%, 9–25–30	899	122
5.000%, 3–25–31	2,829	428
5.000%, 8–15–31	1,302	258
5.500%, 1–25–33	10,400	2,015
5.500%, 6–25–33	183	37
5.000%, 8–25–33	12,920	2,779
5.500%, 12–25–33	2,895	547
5.500%, 8–25–35	1,314	361
5.500%, 11–25–36	3,109	721
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
5.500%, 11–1–22	3,804	3,838
5.000%, 8–1–23	5,328	5,295
5.000%, 7–1–34	3,399	3,319
Government National Mortgage Association Agency		
REMIC/CMO (Interest Only): (G)		
5.000%, 7–16–22	6,612	744
5.500%, 5–20–27	992	16
5.000%, 6–16–29	2,000	216
5.000%, 10–20–32	500	120
7.000%, 5–20–33	2,150	494
5.500%, 7–16–33	873	207
5.000%, 7–20–33	2,248	344
5.500%, 11–20–33	327	49
5.500%, 6–20–35	312	70
5.500%, 7–20–35	835	99
5.500%, 10–16–35	735	168

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate		
Pass-Through Certificates,		
4.500%, 6–15–23	$ 5,250	$ 5,201
TOTAL UNITED STATES GOVERNMENT		
AGENCY OBLIGATIONS – 9.38%		**$ 54,535**
(Cost: $53,825)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 1.75%		
United States Treasury Notes:		
1.625%, 1–15–18 (H)	4,725	4,463
1.750%, 1–15–28 (H)	6,562	5,703
		10,166
Treasury Obligations – 7.15%		
United States Treasury Notes:		
4.000%, 8–31–09	10,000	10,191
4.500%, 5–15–10	10,000	10,421
4.500%, 9–30–11	12,500	13,297
3.375%, 11–30–12	7,500	7,686
		41,595
TOTAL UNITED STATES GOVERNMENT		
OBLIGATIONS – 8.90%		**$ 51,761**
(Cost: $51,062)		
SHORT-TERM SECURITIES		
Commercial Paper		
Automatic Data Processing Inc.,		
2.000%, 10–1–08	3,192	3,192
Avon Capital Corp. (Avon Products, Inc.),		
2.050%, 10–8–08	5,000	4,998
Danaher Corporation,		
1.800%, 10–3–08	5,390	5,389
Diageo Capital plc (Diageo plc),		
6.000%, 10–1–08	10,000	10,000

See Notes to Schedule of Investments on page 27.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
General Mills, Inc.,		
2.800%, 10–9–08	$10,000	$ 9,994
Kimberly-Clark Worldwide Inc.,		
2.050%, 10–16–08	5,000	4,996
Praxair Inc.,		
2.050%, 10–10–08	5,000	4,997
Toyota Motor Credit Corporation,		
4.500%, 10–1–08	5,000	5,000
United Parcel Service, Inc.,		
1.550%, 10–2–08	6,000	6,000
TOTAL SHORT-TERM SECURITIES – 9.38%		**$ 54,566**
(Cost: $54,566)		
TOTAL INVESTMENT SECURITIES – 101.27%		**$588,946**
(Cost: $619,076)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.27%)		**(7,360)**
NET ASSETS – 100.00%		**$581,586**

Notes to Schedule of Investments

The following forward currency contracts were outstanding at September 30, 2008:

Type	Currency	Currency Amount Covered by Contract	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	2,838	8–27–2009	$ 186	$ –
Sell	Brazilian Real	17,700	1–7–2009	481	–
Sell	British Pound	281	1–12–2009	46	–
Sell	British Pound	9,023	5–26–2009	1,261	–
Sell	Canadian Dollar	18,263	11–20–2008	1,196	–
Sell	Canadian Dollar	10,323	3–13–2009	503	–
Sell	Canadian Dollar	9,377	8–24–2009	–	1
Buy	Chinese Yuan Renminbi	12,900	6–17–2009	–	106
Buy	Chinese Yuan Renminbi	84,825	9–29–2009	–	13
Buy	Chinese Yuan Renminbi	43,900	6–17–2010	–	581
Buy	Chinese Yuan Renminbi	17,300	6–18–2010	–	267

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

Notes to Schedule of Investments (Continued)

Type	Currency	Currency Amount Covered by Contract	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	27,300	6–21–2010	$ –	$ 440
Buy	Chinese Yuan Renminbi	44,000	7–12–2010	–	737
Buy	Chinese Yuan Renminbi	31,000	7–14–2010	–	525
Sell	Euro	33,600	8–13–2009	2,026	–
Sell	Euro	15,600	8–19–2009	621	–
Buy	Japanese Yen	1,041,000	3–13–2009	–	254
Sell	Mexican Peso	64,600	1–7–2009	170	–
Sell	New Zealand Dollar	8,152	9–21–2009	–	196
Sell	Norwegian Krone	83,100	1–15–2009	163	–
Sell	Russian Ruble	293,000	1–15–2009	–	54
Buy	United Arab Emirates Dirham	45,300	1–25–2010	–	423
Buy	United Arab Emirates Dirham	35,000	3–11–2010	–	475
Buy	United Arab Emirates Dirham	9,400	3–24–2010	–	157
				$6,653	$4,229

*Not shown due to rounding as amount is less than 500.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of these securities amounted to $32,423 or 5.57% of net assets.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of these securities amounted to $47,886 or 8.23% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CAD – Canadian Dollar, CHF – Swiss Franc, EUR – Euro, GBP – British Pound, MXN – Mexican Peso, NOK – Norwegian Krone, NZD – New Zealand Dollar and RUB – Russian Ruble).

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

(E) This security currently pays the stated rate but this rate will increase in the future.

The Investments of Global Bond Fund

September 30, 2008
(In Thousands)

Notes to Schedule of Investments (Continued)

(F) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G) Amount shown in principal column represents notional amount for computation of interest.

(H) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

The following acronyms are used throughout this portfolio:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Industry and country classifications are unaudited.

Country Diversification

(as a % of net assets)	
United States	36.73%
United Kingdom	8.34%
Germany	8.10%
Canada	5.56%
Russia	4.92%
Switzerland	4.75%
Brazil	4.12%
Mexico	3.65%
France	3.35%
Other	20.48%

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

GLOBAL BOND FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $619,076)	$588,946
Unrealized appreciation on forward currency contracts	6,653
Cash	3,912
Receivables:	
Interest	8,946
Fund shares sold	1,385
Investment securities sold	499
Prepaid and other assets	67
Total assets	610,408

LIABILITIES

Payable for investment securities purchased	22,231
Unrealized depreciation on forward currency contracts	4,229
Payable to Fund shareholders	1,998
Accrued shareholder servicing	150
Accrued distribution and service fees	111
Accrued accounting services fee	13
Accrued management fee	9
Other	81
Total liabilities	28,822
Total net assets	$581,586

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$157,340
Additional paid-in capital	496,067
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	11,393
Accumulated net realized loss on investment transactions	(55,242)
Net unrealized depreciation in value of investments	(27,972)
Net assets applicable to outstanding units of capital	$581,586
Net asset value per share (net assets divided by shares outstanding):	
Class A	$3.70
Class B	$3.69
Class C	$3.70
Class Y	$3.70
Capital shares outstanding:	
Class A	141,913
Class B	4,888
Class C	4,170
Class Y	6,369
Capital shares authorized	400,000

See Accompanying Notes to Financial Statements.

Statement of Operations

GLOBAL BOND FUND
For the Fiscal Year Ended September 30, 2008
(In Thousands)

INVESTMENT INCOME

Income:	
Interest and amortization (net of foreign withholding taxes of $29)	$24,839
Expenses:	
Investment management fee	3,000
Distribution and service fees:	
Class A	1,073
Class B	155
Class C	123
Shareholder servicing:	
Class A	1,150
Class B	62
Class C	41
Class Y	37
Accounting services fee	140
Custodian fees	42
Legal fees	20
Audit fees	19
Other	239
Total	6,101
Less expenses in excess of limit	(159)
Total expenses	5,942
Net investment income	18,897

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS**

Realized net gain on securities	3,046
Realized net gain on forward currency contracts	1,535
Realized net loss on swap agreements	(662)
Realized net gain on foreign currency exchange transactions	12,025
Realized net gain on investments	15,944
Unrealized depreciation in value of securities during the period	(41,389)
Unrealized depreciation in value of forward currency contracts	
during the period	(1,209)
Unrealized appreciation in value of swap agreements during the period . . .	242
Unrealized depreciation in value of forward exchange transactions	
during the period	(360)
Unrealized depreciation in value of investments during the period	(42,716)
Net loss on investments	(26,772)
Net decrease in net assets resulting from operations	$ (7,875)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

GLOBAL BOND FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 18,897	$ 12,653
Realized net gain (loss) on investments	15,944	(2,467)
Unrealized appreciation (depreciation)	(42,716)	17,732
Net increase (decrease) in net assets resulting from operations	(7,875)	27,918
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(18,780)	(10,030)
Class B	(561)	(256)
Class C	(437)	(177)
Class Y	(1,172)	(893)
Realized gains on investments transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(20,950)	(11,356)
Capital share transactions	263,618	40,531
Total increase	234,793	57,093
NET ASSETS		
Beginning of period	346,793	289,700
End of period	$581,586	$346,793
Accumulated undistributed net investment income	$ 11,393	$ 1,823

(1)See "Financial Highlights" on pages 33 - 36.

See Accompanying Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$3.85	$3.65	$3.65	$3.58	$3.55
Income (loss) from investment operations:					
Net investment income	0.15	0.15	0.14	0.13	0.13
Net realized and unrealized gain (loss) on investments.	(0.13)	0.19	(0.01)	0.07	0.04
Total from investment operations . . .	0.02	0.34	0.13	0.20	0.17
Less distributions from:					
Net investment income	(0.17)	(0.14)	(0.13)	(0.13)	(0.14)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.17)	(0.14)	(0.13)	(0.13)	(0.14)
Net asset value, end of period	$3.70	$3.85	$3.65	$3.65	$3.58
Total return[1]	0.52%	9.55%	3.49%	5.69%	4.88%
Net assets, end of period (in millions)	$525	$306	$254	$228	$236
Ratio of expenses to average net assets including expense waiver	1.20%	1.29%	1.31%	1.28%	1.27%
Ratio of net investment income to average net assets including expense waiver	3.96%	4.18%	3.94%	3.56%	3.53%
Ratio of expenses to average net assets excluding expense waiver	1.23%	1.32%	1.31%[2]	1.28%[2]	1.27%[2]
Ratio of net investment income to average net assets excluding expense waiver	3.93%	4.15%	3.94%[2]	3.56%[2]	3.53%[2]
Portfolio turnover rate	41%	40%	60%	30%	76%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$3.84	$3.65	$3.65	$3.58	$3.55
Income (loss) from investment operations:					
Net investment income	0.12	0.11	0.11	0.09	0.09
Net realized and unrealized gain (loss) on investments.	(0.13)	0.18	(0.02)	0.08	0.04
Total from investment operations . . .	(0.01)	0.29	0.09	0.17	0.13
Less distributions from:					
Net investment income	(0.14)	(0.10)	(0.09)	(0.10)	(0.10)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.14)	(0.10)	(0.09)	(0.10)	(0.10)
Net asset value, end of period	$3.69	$3.84	$3.65	$3.65	$3.58
Total return	−0.36%	8.12%	2.50%	4.67%	3.78%
Net assets, end of period (in millions)	$18	$11	$10	$9	$8
Ratio of expenses to average net assets including expense waiver	2.07%	2.34%	2.30%	2.28%	2.34%
Ratio of net investment income to average net assets including expense waiver	3.09%	3.13%	2.92%	2.57%	2.47%
Ratio of expenses to average net assets excluding expense waiver	2.10%	2.37%	2.30%[1]	2.28%[1]	2.34%[1]
Ratio of net investment income to average net assets excluding expense waiver	3.06%	3.10%	2.92%[1]	2.57%[1]	2.47%[1]
Portfolio turnover rate.	41%	40%	60%	30%	76%

(1) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$3.84	$3.65	$3.65	$3.58	$3.55
Income (loss) from investment operations:					
Net investment income	0.12	0.12	0.11	0.09	0.10
Net realized and unrealized gain (loss) on investments	(0.12)	0.18	(0.02)	0.08	0.04
Total from investment operations ..	0.00	0.30	0.09	0.17	0.14
Less distributions from:					
Net investment income	(0.14)	(0.11)	(0.09)	(0.10)	(0.11)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.14)	(0.11)	(0.09)	(0.10)	(0.11)
Net asset value, end of period	$3.70	$3.84	$3.65	$3.65	$3.58
Total return	−0.06%	8.24%	2.53%	4.70%	3.96%
Net assets, end of period (in millions)	$15	$7	$6	$5	$4
Ratio of expenses to average net assets including expense waiver	2.02%	2.23%	2.24%	2.21%	2.22%
Ratio of net investment income to average net assets including expense waiver	3.15%	3.24%	3.06%	2.64%	2.59%
Ratio of expenses to average net assets excluding expense waiver	2.05%	2.26%	2.24%[1]	2.21%[1]	2.22%[1]
Ratio of net investment income to average net assets excluding expense waiver	3.12%	3.21%	3.06%[1]	2.64%[1]	2.59%[1]
Portfolio turnover rate	41%	40%	60%	30%	76%

(1)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$3.85	$3.65	$3.65	$3.58	$3.55
Income (loss) from investment operations:					
Net investment income	0.17	0.17	0.16	0.14	0.14
Net realized and unrealized gain (loss) on investments	(0.13)	0.19	(0.02)	0.07	0.04
Total from investment operations ..	0.04	0.36	0.14	0.21	0.18
Less distributions from:					
Net investment income	(0.19)	(0.16)	(0.14)	(0.14)	(0.15)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.19)	(0.16)	(0.14)	(0.14)	(0.15)
Net asset value, end of period	$3.70	$3.85	$3.65	$3.65	$3.58
Total return	0.88%	10.03%	3.91%	6.10%	5.29%
Net assets, end of period (in millions)	$24	$23	$20	$16	$14
Ratio of expenses to average net assets including expense waiver	0.83%	0.86%	0.89%	0.89%	0.89%
Ratio of net investment income to average net assets including expense waiver	4.33%	4.61%	4.36%	3.95%	3.92%
Ratio of expenses to average net assets excluding expense waiver	0.86%	0.89%	0.89%[1]	0.89%[1]	0.89%[1]
Ratio of net investment income to average net assets excluding expense waiver	4.30%	4.58%	4.36%[1]	3.95%[1]	3.92%[1]
Portfolio turnover rate	41%	40%	60%	30%	76%

(1)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Notes to Financial Statements

September 30, 2008
(In Thousands, Except Where Otherwise Noted)

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Global Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its primary investment objective is to seek a high level of current income. As a secondary objective, the Fund seeks capital growth when consistent with its primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency, prior to translation.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. During the current fiscal year, the Fund instituted the provisions of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). As required by FIN 48, management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of September 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state authorities for returns filed for years after 2004. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At September 30, 2008, the Fund reclassified permanent differences relating to differing treatments on swaps. Net investment income, paid-in capital and net assets were not affected by these reclassifications.

E. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

F. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

G. Concentration of Risk – The Fund may have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information.

H. New Accounting Pronouncements – In September 2006, The Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute the expanded financial statement disclosure mandated by SFAS No. 157 during the fiscal year ending September 30, 2009.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during the fiscal year ending September 30, 2010 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 8), the fee is payable as follows: 0.59% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. During the fiscal year ended September 30, 2008, the amount of the management fee waived due to the reduced rates was $159.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $ 100 to $ 200	$ 48.4
From $ 200 to $ 350	$ 63.2
From $ 350 to $ 550	$ 82.5
From $ 550 to $ 750	$ 96.3
From $ 750 to $1,000	$121.6
$1,000 and Over	$148.5

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account.

Additional fees may be paid by the Fund to those intermediaries, not to exceed $1.50 per shareholder account per month. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,761. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2008, W&R received $2, $5 and $4 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $1,186 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended September 30, 2008, the Fund paid Directors' regular compensation of $27, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $347,536, while proceeds from maturities and sales aggregated $143,354. Purchases of U.S. government obligations aggregated $89,898. Proceeds from maturities and sales U.S. government obligations aggregated $19,054.

For Federal income tax purposes, cost of investments owned at September 30, 2008 was $622,555, resulting in net unrealized depreciation of $31,185, of which $3,703 related to appreciated securities and $34,888 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2008 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$30,011
Distributed ordinary income	20,950
Undistributed ordinary income	11,367
Realized long-term capital gains less utilized capital loss carryover	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2009	$39,441
September 30, 2010	10,992
September 30, 2011	1,274
Total carryover	$51,707

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below.

	For the fiscal year ended September 30,	
	2008	**2007**
Shares issued from sale of shares:		
Class A	79,060	23,831
Class B	2,945	850
Class C	3,163	773
Class Y	438	751
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	4,699	2,621
Class B	141	69
Class C	111	47
Class Y	301	242
Shares redeemed:		
Class A	(21,272)	(16,505)
Class B	(942)	(846)
Class C	(1,023)	(692)
Class Y	(448)	(326)
Increase in outstanding capital shares	67,173	10,815
Value issued from sale of shares:		
Class A	$309,621	$88,629
Class B	11,528	3,170
Class C	12,402	2,873
Class Y	1,708	2,778
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	18,302	9,673
Class B	551	253
Class C	432	174
Class Y	1,172	893
Value redeemed:		
Class A	(82,705)	(61,028)
Class B	(3,656)	(3,119)
Class C	(3,985)	(2,555)
Class Y	(1,752)	(1,210)
Increase in outstanding capital	$263,618	$40,531

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of the portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or the value by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss sold) and the liability related to such option extinguished. When written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received. Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase the Fund's exposure to the underlying security (or basket of securities). Purchasing put options and writing call options may decrease the Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when the Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund. Additionally, to the extent the Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions, for whatever reason, will be unable to meet their obligations under the terms of the transaction.

NOTE 7 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, Inc., formerly W&R Target Funds, Inc., (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

NOTE 9 – Subsequent Event

A special meeting of shareholders of the Fund is scheduled to be held on December 12, 2008. One of the proposals that will be considered and acted upon at the meeting is a proposal to approve a proposed Agreement and Plan of Reorganization and Termination pursuant to which the Fund will be reorganized into a corresponding series of a newly established Delaware statutory trust. The Fund is currently organized as a Maryland corporation. Shareholders of record of the Fund as of the close of business on September 25, 2008 are entitled to vote at the meeting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Waddell & Reed Advisors Global Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Waddell & Reed Advisors Global Bond Fund, Inc. (the "Fund"), including the schedule of investments, as of September 30, 2008, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Global Bond Fund, Inc. as of September 30, 2008, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for each of the five fiscal years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 18, 2008

Income Tax Information

(Amounts not rounded.)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code. Shareholders will be provided information regarding their distributions in 2009.

The Fund designated $6,359 of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or $13,112 as qualified dividend income for individuals for the tax period ending September 30, 2008.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Directors of Waddell & Reed Advisors Global Bond Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (3 portfolios) and Ivy Funds Variable Insurance Portfolios, Inc. (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of Ivy Funds Variable Insurance Portfolios, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios).

Board members who are not "interested persons" of the Fund as defined in Section 2(a)(19) of the 1940 Act (Disinterested Directors) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex. Subject to the Director Emeritus and Retirement Policy, a Director serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Director: 2007 Director in Fund Complex: 2003	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present); Member of Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Director: 1997 Director in Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present); formerly, Dean of Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Director: 1997 Director in Fund Complex: 1997	President and Director, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (financial services); Former President, Liberty Memorial Association (WWI National Museum) (2005–2007); Director, Northland Betterment Commission (community service)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Director: 1998 Director in Fund Complex: 1998 Fund Independent Chairman: 2006	President Emeritus, University of Utah; President Emeritus, University of California; Chairman, Board of Trustees, J. Paul Getty Trust (until 2004); Professor, University of Utah (non-profit education) (until 2005)	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003–2005)

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Director: 1998 Director in Fund Complex: 1998	President and Chief Operating Officer, Graymark HealthCare (medical holding company) (2008); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (2007 to present); formerly, Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); formerly, Adjunct Professor, University of Oklahoma School of Law (1997 to 2008)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Member Oklahoma Foundation of Excellence (non-profit); Independent Chairman and Director, Ivy Funds, Inc.; Independent Chairman and Trustee, Ivy Funds (29 portfolios overseen)
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 1919	Director: 1988 Director in Fund Complex: 1988	Shareholder, Gilliland & Hayes, P.A., a law firm (for past 5 years); formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Director: 2008 Director in Fund Complex: 2008	Business Consultant; Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system); Director, Baylor Health Care System Foundation (health care)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 1924	Director: 1986 Director in Fund Complex: 1971	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC (ranching and farming) (1995 to present)	Chairman Emeritus and CEO, Wellness Council of America (health care initiatives); Executive Board and Committee Member, Advisory Council of the Boy Scouts of America

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Frank J. Ross, Jr. Polsinelli Shalton Flanigan Suelthaus PC 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 1953	Director: 1996 Director in Fund Complex: 1996	Shareholder/Director, Polsinelli Shalton Flanigan Suelthaus PC, a law firm (1980 to present)	Director, American Red Cross (social services); Director, Rockhurst University (education)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Director: 1995 Director in Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Dean, Block School of Business (1980–1986), Vice Chancellor (1988–1991); Chancellor (1992–1999) and Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen)

INTERESTED DIRECTORS

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership in shares of WDR. Mr. Hechler could be determined to be an interested Director if a prior business relationship with Waddell & Reed were deemed material. It is anticipated that, effective July 1, 2010, Mr. Hechler will begin to serve as a Disinterested Director of each of the Funds with fiscal years ending June 30 and, effective October 1, 2010, as a Disinterested Director of each of the Funds with fiscal years ending September 30.

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Director: 2007 Director in Fund Complex: 2007	CIO of WDR, WRIMCO and IICO (2005 to present); Senior Vice President of WDR; Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present); Director of Research for WRIMCO and IICO (1987–2005)	Director of WDR, WRIMCO and IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Director: 1998 Director in Fund Complex: 1998	Formerly, Consultant of WDR and Waddell & Reed (2001 to 2008); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President: 2001 Director: 1998 Director in Fund Complex: 1998	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds (29 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services, Inc. (ISI), an affiliate of IICO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President: 2006 Secretary: 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President: 2006 Treasurer: 2006 Principal Accounting Officer: 2006 Principal Financial Officer: 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003)	None

Name, address and year of birth	Position(s) held with the Fund and Fund Complex	Principal occupation during past 5 years	Other directorships held
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President: 2000 Assistant Secretary: 2006 Associate General Counsel: 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President: 2006 Chief Compliance Officer: 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President: 2000 General Counsel: 2000 Assistant Secretary: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Global Bond Fund, Inc.

At its meeting on August 11, 12 and 13, 2008, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement. Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request. The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with similar investment objectives, policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with similar investment objectives, policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median on an unadjusted basis and that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. The Directors considered the transfer agency fee reduction that became effective September 1, 2006. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its Peer Group, except for an asset level at which the Fund's effective management fees were higher.

The Directors also considered that a Similar Fund had an advisory fee schedule that was higher than the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were higher than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Fund and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

■ the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;

- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Disinterested Directors of Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios, Inc.[1] and Waddell & Reed InvestEd Portfolios, Inc. (the "Funds") have appointed an independent fee consultant. Below is a summary of the written fee evaluation of such consultant for the most recent year.

Summary

Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and the Office of the New York Attorney General dated July 10, 2006 ("AOD"), the Disinterested Directors of each Fund's Board appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to WRIMCO are negotiated. The IFC does not replace the Directors in negotiating management fees and does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees.

In the IFC's 2008 written evaluation of the proposed management fees of the Funds ("Report"), the IFC addressed the following six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Possible economies of scale as the Funds grow larger

4. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

The following is a summary of the Report's discussion of the contract renewal process, related materials, and the IFC's findings.

Analysis of the Process

The Report noted that the Boards previously created the Special Compliance & Governance Committee ("Compliance Committee"), which is composed of Disinterested Directors and charged with the responsibility for certain work associated with the contract renewal process.

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, K&L Gates LLP ("K&L Gates"), to prepare a letter requesting information from WRIMCO needed for the contract renewal process, which was provided. Lipper, Inc. ("Lipper") was asked to provide independently compiled comparative information about the Funds. The Report stated

---

1. Formerly, W&R Target Funds, Inc.

that Lipper selected the peer group with input from WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds and that the IFC observed and concurred in the selection.

The Report noted that the Compliance Committee met with the IFC and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information, which was provided prior to the Disinterested Directors' August 2008 meetings.

Analysis of Materials

Materials refer to the informational materials that were prepared by Waddell and Lipper in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. The IFC reviewed the information produced and found it to be responsive to the requests by the Disinterested Directors. He also reviewed certain other materials that he considered relevant.

The IFC used these materials to analyze trends and comparative information about the six factors listed above. The Report noted that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which the IFC reviewed, that was also relevant to the contract renewal process.

(1) Nature and Quality of Services

In the Report, the IFC commented on the investment performance of the Funds. The performance data for these comparisons were drawn from the Lipper materials. Performance information was based on March 31, 2008 data, and references in the Report to 1-, 3- and 5-year periods referred to the periods ended on March 31, 2008.

The Report stated that the IFC's experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on 3-year performance in comparison to the "performance universe," rather than on the more limited "performance group," because, in the IFC's experience, fund investors are more typically concerned with the objective and style of management than the size of the fund. The Report recommended that the Disinterested Directors focus on a 3-year view of investment performance for the purposes of contract renewal, because it is long enough to reflect most market cycles and short enough to be relevant to the holding period for many mutual fund shareholders.

The Report stated that, overall, the Funds reflect strong and improving performance in the 1-, 3- and 5-year periods. The collective (Advisors Funds, Ivy VIP Funds and InvestEd Portfolios together) 5-year performance has 50% of the Funds in the first two quintiles of their performance universe and 3% in the 5th quintile. The 3-year figures improve to 65% of the Funds in the first two quintiles and 8% in the 5th quintile, and the 1-year figures reflect similar performance with 64% in the first two quintiles and 5% in the 5th quintile. Emphasizing the improvement, the Report noted that the 1-year short-term performance has only 7% of the Funds in the combined 4th and 5th quintiles, a decrease from 18% in the 3-year performance, and 31% in the 5-year performance periods.

Although the IFC found that the Funds have strong performance, it also noted that certain Funds have experienced either continuing or recent challenges. The IFC suggested that the Disinterested Directors request additional information from WRIMCO regarding certain Funds. The Disinterested Directors reviewed the information provided by WRIMCO.

The Report suggested that, if a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions cited by the Report include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver. The IFC did not identify any individual Funds that required this attention at this time.

The Report noted that, with respect to service provided by WRIMCO affiliates, WRSCO maintained internal statistics to track shareholder service quality, which showed marked improvement in 2008, and also retained Dalbar, Inc. to provide an independent quality assessment. WRSCO scored either very good or excellent in all categories evaluated by Dalbar.

(2) Fund Fees

The Report stated that information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. The Report noted that the majority of Funds have management fees above the median of their peer groups. It concluded that, overall, more Funds have improved their comparative ranking of actual management fees in 2008 than declined.

The Report also noted that, in general, the Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report noted that a number of Advisors Funds have smaller average account sizes relative to the general mutual fund industry and commented on the impact of such account sizes on the Funds' non-management expenses. The Report also noted the Disinterested Directors' prior discussions regarding possible means of addressing this impact and their continuing attention to this matter.

(3) Possible Economies of Scale

The Report noted that economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. The Report also pointed out that fund managers usually share economies of scale by implementing breakpoints, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish breakpoints prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of breakpoints in the Funds and compared the Funds' and peer groups' effective fees at uniform asset levels.

The IFC found that the Funds, except for Waddell & Reed Advisors Money Market Fund and Ivy VIP Money Market Fund, already have breakpoints in place and that these breakpoints appear adequate in providing economies of scale. However, the IFC suggested that the Disinterested Directors review the current breakpoint structure of certain Funds to determine whether an adjustment might be needed. The Disinterested Directors did so and determined that the current breakpoint structure of the Funds is appropriate.

(4) Management Fees for Comparable and Alternative Products

The Report noted that the Advisors and Ivy VIP Funds have Funds with similar investment styles and therefore anticipated comparable management fees. The Report stated that management fee variances can be explained with the larger average asset size of the Advisors Funds, causing some of the Funds to reach breakpoints and reductions in management fees, or Funds that have remaining waivers. The Report further stated that, although their management fees are comparable, the Advisors Fund total expense ratio is on average higher than the comparable Ivy VIP Fund total expense ratio because of the shareholder service expenses of the Advisors Fund.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors and Ivy VIP

Funds. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) Costs to Waddell and its Affiliates of Supplying Services

The Report pointed out that an important component of the profit margin analysis involves ensuring that advisor's allocation procedures are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The Report found that the bases of allocation have remained consistent over the past several years and that the allocation methodologies are reasonable.

(6) Profit Margins from Supplying Management Services

The Report noted that the disinterested directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In connection with the Fund-by-Fund profitability review, WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested directors often review the overall profitability of the investment management company. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell and other public companies in the investment business. The Report found that this analysis places Waddell near the median of Lipper peers.

***

The Report stated that the IFC monitored the process, reviewed the materials, and reached the following conclusions:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.
- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

PRSRT STD
U.S. POSTAGE PAID
WADDELL & REED

NUR1015A (9-08)